                                                                                                                        October 25, 2007

Ms. Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:       SoftNet Technology Corp. (the “Company”)
            Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed
            October 11, 2007

Dear Ms. Jacobs:

Thank you for the comments in your letter dated October 17, 2007 (the “Comment Letter”) regarding our Amendment No. 1 to Preliminary Information Statement on Schedule 14C (the “Preliminary Schedule 14C”).  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Preliminary Information Statement on Schedule 14C

General

1.       With regards to our previous response letter dated October 9, 2007, and specifically to our response to your prior comment 2, each holder of Class A common stock receives one vote for each share of Class A common stock held.  Therefore, the total voting power of our 364,527,108 shares outstanding of Class A common stock is 364,527,108 votes.  Holders of Class B common stock are entitled to 200 votes per share of Class B common stock held.  Therefore, the total voting power of our 2,200,000 shares of outstanding Class B common stock is 440,000,000 votes.  Thus, the combined total voting power of our outstanding Class A common stock and our Class B common stock is 804,527,108 votes.  We received a combined total of 476,994,282 votes of Class A common stock and Class B common stock out of a possible 804,527,108 combined votes, or 59.3%, approving the actions described in the Preliminary Schedule 14C.

2.       With regards to the manner in which we sought the consent of the necessary percentage of outstanding shares to approve the actions described in the Preliminary Schedule 14C, as described in our previous response letter dated October 9, 2007, only four shareholders were contacted by the President and Chief Executive Officer of the Company.  Pursuant to Rule 14a-2(b)(2), Rules 14a-3 to 14a-6 (other than 14a-6(g)), 14a-8 and 14a-10 to 14a-15 do not apply where “any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.”  Since the solicitation was made on behalf of the shareholders and the process of obtaining approval of the majority shareholders of the Company's issued and outstanding common stock required votes from only four major shareholders, the solicitation rules do not apply pursuant to Section 14a-2(b)(2).

3.       We have filed a Current Report on Form 8-K, dated October 25, 2007, containing a current version of our current Articles of Incorporation.

           Because none of our responses required revisions to the Preliminary Schedule 14C, and because we believe the presentation of the current Preliminary Schedule 14C is correct, the filing has not been revised.  Thank you for your continued review of this Preliminary Schedule 14C.  Please advise if you have any further comments.

Very truly yours,

SoftNet Technology Corp.

 /s/ James Booth
By: James Booth
Its: President and Chief Executive Officer